

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Allen W. West
Chief Financial Officer
P.A.M. Transporation Services, Inc.
297 West Henri de Tonti Blvd
Tontitown, Arkansas 72770

>   **Re: P.A.M. Transporation Services, Inc.**
>   **Form 10-K for the Year Ended December 31, 2017**
>   **Filed March 9, 2018**
>   **File No. 000-15057**

Dear Mr. West:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Transportation and Leisure